NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Chipotle Mexican Grill, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 25, 2022, email communication sent by Kyle Seeley, Corporate Governance and ESG Investment Officer, New York State Common Retirement Fund

Chipotle Mexican Grill, Inc.

VOTE FOR Proposal 6

Shareholder Proposal to Commission a Racial Equity Audit

Filed by the New York State Common Retirement Fund

Annual Meeting: May 18, 2022

The New York State Common Retirement Fund urges Chipotle Mexican Grill, Inc., shareholders to vote “FOR” Proposal 6 on the proxy, Shareholder Proposal to Commission a Racial Equity Audit.

Racial equity audits are objective evaluations of the effectiveness of a company’s policies, practices, and products in addressing the company’s impact on racial equity. A racial equity audit would follow the model of other large companies, where such reviews have already been conducted, including Starbucks, Facebook and Airbnb. And recently, Amazon, JPMorgan Chase, BlackRock and Morgan Stanley announced they would be conducting such an audit.

Support “FOR” Proposal 6 Is Warranted Because:

•	Chipotle’s participation in Management Leadership for Tomorrow is not the equivalent of a racial equity audit.
•	Chipotle faces controversies, some significant, that pose various risks and raise questions related to the company’s overall strategy and the company’s alignment with its public statements related to racial equity.
•	While Chipotle has made commitments to address some racial equity issues, investors are left in the dark regarding the effectiveness of these commitments.

Chipotle’s participation in Management Leadership for Tomorrow is not the equivalent of a racial equity audit.

•	Chipotle’s opposition to this proposal focuses primarily on its participation in the Management Leadership for Tomorrow (MLT) at Work Certification Program. While this is commendable, a third-party racial equity audit and the MLT program are not interchangeable and not mutually exclusive.
•	MLT only covers certain internal hiring issues and diversity, equity and inclusion (DEI) practices, and is a one-size-fits-all program for all companies. We do not believe MLT would be a comprehensive, independent review of the company’s policies, practices, and products, and it would not review many of the issues listed above.
•	Furthermore, other companies, such as Amazon, BlackRock and Citi, who are participating in MLT, are also conducting independent racial equity audits.
•	This limited scope, one-size-fits-all program should not preclude Chipotle from conducting an expansive third-party review of its policies and practices.

Chipotle faces controversies, some significant, that pose various risks and raise questions related to the company’s overall strategy and the company’s alignment with its public statements related to racial equity.

•	According to Chipotle, 19 percent of its hourly crew and managers are “Black or African American” and over 60 percent are workers of color.[1]

•	Research has shown that issues related to scheduling, wages, working hours, paid sick leave and COVID-19 practices may disproportionately impact people of color:

o	Fair scheduling laws address involuntary underemployment as well as scheduling instability. Black and Hispanic workers face both practices at rates higher than white workers.[2] These practices are found to contribute to household economic insecurity, work stress, and work-family time conflict that can negatively impact children.

o	Wage and hour protections: According to research, workers of color are more likely to experience minimum wage violations than white workers and the amount of annual wages lost to minimum wage violations for nonwhite workers totals $4 billion per year.[3] Additionally, the median income for Black and Hispanic workers is less than eighty percent that of white workers.[4]

o	Paid sick leave: Black and Hispanic workers are less likely to have access to paid sick leave than white workers.[5] This lack of access to sick leave may contribute to the disproportionate impact of COVID-19 on Black and Hispanic communities, with above average rates of infection, hospitalization, and death.[6]

•	In June 2020, Chipotle expressed public support for racial equality while committing to do its “part to create an equal society.”[7] Chipotle has also taken measures to address racial equity, including publishing data on its internal diversity and committing financial resources to support organizations advocating against systemic racism.

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1 https://www.chipotle.com/content/dam/chipotle/global-site-design/en/documents/sustainability/Chipotle_SustainabilityReport_Final.pdf

2 https://www.clasp.org/sites/default/files/publications/2020/08/GWC2029_Center%20For%20Law.pdf; https://shift.hks.harvard.edu/its-about-time-how-work-schedule-instability-matters-for-workers-families-and-racial-inequality/

3 https://www.epi.org/publication/employers-steal-billions-from-workers-paychecks-each-year/

4 https://www.bls.gov/news.release/wkyeng.t02.htm

5 https://www.epi.org/publication/black-workers-covid/; https://www.epi.org/publication/latinx-workers-covid/

6 https://www.cdc.gov/coronavirus/2019-ncov/covid-data/investigations-discovery/hospitalization-death-by-race-ethnicity.html

7 https://www.nrn.com/fast-casual/chipotle-mexican-grill-outlines-action-plan-fight-equality

•	Nonetheless, in recent years, Chipotle’s employees, a majority of whom are people of color, have allegedly been impacted by various workforce issues including controversies related to Chipotle’s scheduling, wage and working hours, paid sick leave and COVID-19 practices:

o	In September 2019, the City of New York filed a lawsuit against Chipotle for allegedly violating the Fair Workweek Law by, among other offenses, changing workers schedules less than 14 days before the work date and failing to pay the required premiums for making last-minute changes to a worker’s schedule.[8]

o	More recently, in April 2020, the U.S. Court of Appeals allowed a collective action lawsuit for unpaid overtime claims to proceed against the company, involving claims by more than 500 employees.[9]

o	In addition, Chipotle has faced several wage theft claims that seek class-action status including more than 10,000 plaintiffs and has been accused of attempting to delay and obfuscate the claims of thousands of employees who were forced into individual arbitration.[10]

o	In April 2021, New York City’s Department of Consumer and Worker Protection filed a complaint against Chipotle seeking $150 million in worker relief for 599,693 violations of the City’s fair workweek law.[11] Under this law, Chipotle could also be held liable for an additional $300 million in civil penalties, or $450 million in total.[12] The complaint also details alleged violations of the City’s paid sick leave law. The complaint states that Chipotle’s policies illegally prevented employees from accruing the minimum 40 hours required for paid sick leave eligibility and company policy provided that employees could only use sick time for their own illnesses or injuries – but not to care for family members, as the law requires. Employees reported that when they needed to take time off for protected reasons, they were not allowed to, were not paid for the time, or experienced retaliation.[13]

o	Throughout the pandemic, workers have raised concerns that Chipotle’s policies have ignored worker safety in the name of prioritizing restaurant operations, failing to sufficiently protect essential workers and their frontline communities against the spread of the disease. In 2020, Chipotle workers filed a coronavirus-related OSHA complaint claiming that employees aren't told when coworkers are quarantined with coronavirus symptoms.[14] There have also been numerous work stoppages and strikes by Chipotle employees who questioned COVID-19 protocols and their safety at work.[15]

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8 https://www.nytimes.com/2019/09/10/nyregion/chipotle-lawsuit-workers.html

9 https://www.reuters.com/article/employment-chipotle/2nd-circuit-revives-collective-action-against-chipotle-over-unpaid-overtime-idUSL1N2BP333

10 https://www.baltimoresun.com/la-fi-hiltzik-chipotle-20190104-story.html; https://www.huffpost.com/entry/chipotle-mandatory-arbitration-agreements_n_5c1bda0de4b0407e90787abd

11 https://www.nytimes.com/2021/04/28/business/chipotle-new-york-illegal-scheduling.html

12 https://www.restaurantbusinessonline.com/workforce/chipotle-could-owe-450m-nyc-fair-workweek-suit

13 https://d12v9rtnomnebu.cloudfront.net/diveimages/DCA_v._Chipotle_Mexican_Grill_Inc._-_Petition_-2021.04.28.pdf

14 https://patch.com/new-york/midtown-nyc/nyc-chipotle-employees-protest-unsafe-working-conditions

15 https://jacobinmag.com/2020/12/chipotle-workers-rights-safety-health-sanitation-covid; https://www.laborpress.org/coronavirus-threat-compounds-chipotle-sick-leave-policy-workers-walk-out/

o	Chipotle has faced lawsuits alleging workers were wrongly classified as exempt from federal overtime rules, including one case where Chipotle paid a total of $15 million to roughly 5,000 employees.[16] Chipotle is also looking to settle a class-action lawsuit filed by more than 500 current and former managers-in-training by offering to pay a proposed settlement amount of $8 million.[17]

o	In January 2020, Massachusetts Attorney General Maura Healey’s announcement of a nearly $2 million settlement with Chipotle “for child labor violations and other state wage and hour law violations at its more than 50 corporate-owned locations in Massachusetts,” included findings that “Chipotle did not properly notify employees of their rights under the earned sick time law, failed to provide the AG’s Office with complete timekeeping records upon request, and in some locations, failed to pay workers within six days of the end of a pay period.” [18]

o	In a 2016 settlement, Chipotle agreed to pay $95,000 to 1,198 employees after a seven-year investigation into violations of San Francisco’s paid sick leave ordinance.[19]

o	In February 2020, New York City announced a settlement requiring Chipotle to reinstate and pay damages to Luisa Mendez, an employee who had filed a complaint alleging that Chipotle had wrongfully terminated her for using sick leave to care for her family.[20] On the same day, workers at eleven NYC Chipotle restaurants filed complaints alleging paid sick leave violations, including managers forcing sick employees to come into work.

While Chipotle has made commitments to address some racial equity issues, investors are left in the dark regarding the effectiveness of these commitments.

•	There is no evidence that Chipotle is assessing the potential or actual negative impacts of its policies, practices, products, and services from a racial equity lens. Chipotle faces risks related to its corporate policies and practices being or perceived to be discriminatory, racist, or increasing inequalities. Internal reviews have the potential to reinforce current structural impediments, and unconscious or implicit biases. Which is why it’s necessary for an independent assessment to be led by auditors who are experienced in rooting out biases and discrimination.

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16 https://www.restaurantbusinessonline.com/workforce/chipotle-pay-15m-settle-overtime-dispute

17 https://www.restaurantbusinessonline.com/workforce/chipotle-could-pay-8m-under-proposed-settlement-overtime-case

18 https://www.mass.gov/news/ag-healey-chipotle-reach-nearly-2-million-settlement-to-resolve-child-labor-and-earned-sick-time-violations

19 https://www.sfcityattorney.org/2016/09/13/herrera-secures-settlement-chipotle-95000-employees-owed-paid-sick-leave/

20 https://patch.com/new-york/west-village/dozen-new-complaints-added-investigation-nyc-chipotles

•	In Chipotle’s opposition statement, the company lists a few initiatives that it contends address the breadth of the issues identified by the proposal. The opposition statement, however, fails to outline a coherent overarching equity strategy or a plan for assessing the effectiveness of these commitments; nor does it explain how Chipotle is conducting ongoing reviews of these initiatives. Chipotle also fails to address ensuring sufficient oversight mechanisms, and how it plans to report to shareholders and stakeholders on these issues.

•	For example, Chipotle’s announcement related to setting goals for increasing diversity in senior roles is in the best interest of the company and its shareholders.[21] However, if Chipotle does not address the potential structural impediments to hiring diverse talent that have resulted in various controversies, the goals will be ineffective and could perpetuate racial inequities.

•	Chipotle has announced more than $1 million in donations to organizations advocating against systemic racism but provides no reporting on the impacts of these donations or if these donations are having the intended impact.[22]

•	Neither management nor the board can provide independent verification of the effectiveness of the company’s initiatives. Chipotle states that it’s committed to ensuring everyone is treated with fundamental dignity and respect, and an independent racial equity audit could help to achieve this goal. Shareholders should receive an independent report demonstrating the effectiveness of its stated commitment.

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For questions, please contact Kyle Seeley at the New York State Common Retirement Fund, kseeley@osc.ny.gov.

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This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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21 https://www.restaurantdive.com/news/chipotle-hikes-executive-pay-ties-to-dei-environmental-targets/619261/

22 https://newsroom.chipotle.com/2020-08-06-Chipotle-Leverages-Its-Real-Change-Feature-To-Support-Its-Pledge-For-Equality